SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934*
                                (Amendment #5)


                      Plains All American Pipeline, L.P.
                               (Name of Issuer)

                                 Common Units
                        (Title of Class of Securities)

                                  726503105
                           ------------------------
                                (CUSIP Number)

                                 Paul G. Allen
                              David N. Capobianco
                           Vulcan Energy Corporation
                      Vulcan Capital Private Equity Inc.
                      Vulcan Capital Private Equity I LLC
                         505 Fifth Avenue S, Suite 900
                           Seattle, Washington 98104
                                (206) 342-2000

                           Vulcan Energy Corporation
                        Vulcan Energy GP Holdings Inc.
                           700 Louisiana, Suite 4150
                             Houston, Texas 77002
                                (713) 579-5000

                                August 12, 2005
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)

CUSIP NO. 726540503



============ ==================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Paul G. Allen

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                 (b) [X]
------------ ------------------------------------------------------------------
     3       SEC USE ONLY
------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------- -----------------------------
                                            7     SOLE VOTING POWER:  0

                                         -------- -----------------------------
                                            8     SHARED VOTING POWER:
                     NUMBER OF                    13,688,400 Common Units
                      SHARES
                   BENEFICIALLY
                     OWNED BY            -------- -----------------------------
                       EACH                 9     SOLE DISPOSITIVE POWER:  0
                     REPORTING
                      PERSON             -------- -----------------------------
                       WITH                10     SHARED DISPOSITIVE POWER:
                                                  13,688,400 Common Units
------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             13,688,400 Common Units


------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     20.17% of Common Units

------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
============ ==================================================================



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

============ ==================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     David N. Capobianco

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]
------------ ------------------------------------------------------------------
     3       SEC USE ONLY
------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------- -----------------------------
                                            7     SOLE VOTING POWER:  0

                                         -------- -----------------------------
                                            8     SHARED VOTING POWER:  0
                     NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY            -------- -----------------------------
                       EACH                 9     SOLE DISPOSITIVE POWER:  0
                     REPORTING
                      PERSON             -------- -----------------------------
                       WITH                10     SHARED DISPOSITIVE POWER: 0

------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0


------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [X]
             EXCLUDES CERTAIN SHARES*
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0% of Common Units

------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
============ ==================================================================



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

============ ==================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Capital Private Equity Inc.

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                       (b) [X]
------------ ------------------------------------------------------------------
     3       SEC USE ONLY
------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------- -----------------------------
                                            7     SOLE VOTING POWER:  0

                                         -------- -----------------------------
                                            8     SHARED VOTING POWER:
                     NUMBER OF                     1,298,280 Common Units
                      SHARES
                   BENEFICIALLY
                     OWNED BY            -------- -----------------------------
                       EACH                 9     SOLE DISPOSITIVE POWER:  0
                     REPORTING
                      PERSON             -------- -----------------------------
                       WITH                10     SHARED DISPOSITIVE POWER:
                                                   1,298,280 Common Units
------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,280 Common Units

------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.91%
------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
============ ==================================================================



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

============ ==================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Capital Private Equity I LLC

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]
------------ ------------------------------------------------------------------
     3       SEC USE ONLY
------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------- -----------------------------
                                            7     SOLE VOTING POWER:  0

                                         -------- -----------------------------
                                            8     SHARED VOTING POWER:
                     NUMBER OF                     1,298,280 Common Units
                      SHARES
                   BENEFICIALLY
                     OWNED BY            -------- -----------------------------
                       EACH                 9     SOLE DISPOSITIVE POWER:  0
                     REPORTING
                      PERSON             -------- -----------------------------
                       WITH                10     SHARED DISPOSITIVE POWER:
                                                   1,298,280 Common Units
------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,280 Common Units

------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.91%
------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
============ ==================================================================



                     *SEE INSTRUCTIONS BEFORE FILLING OUT

============ ==================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Energy Corporation

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                       (b) [X]
------------ -----------------------------------------------------------------
     3       SEC USE ONLY
------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------- -----------------------------
                                            7     SOLE VOTING POWER:  0

                                         -------- -----------------------------
                                            8     SHARED VOTING POWER:
                     NUMBER OF                    12,390,120 Common Units
                      SHARES
                   BENEFICIALLY
                     OWNED BY            -------- -----------------------------
                       EACH                 9     SOLE DISPOSITIVE POWER:  0
                     REPORTING
                      PERSON             -------- -----------------------------
                       WITH                10     SHARED DISPOSITIVE POWER:
                                                  12,390,120 Common Units
------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,390,120 Common Units

------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*
------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     18.26% of Common Units

------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
============ ==================================================================



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introductory Note

         This fifth amendment to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 1993, as amended on July 3, 2001, July 23, 2004, October 13, 2004 and December 20, 2004. This fifth amendment is filed by Paul G. Allen, David N. Capobianco, Vulcan Capital Private Equity Inc., a Delaware corporation ("Vulcan Capital Inc."), Vulcan Capital Private Equity I LLC, a Delaware limited liability company ("Vulcan Capital LLC"), and Vulcan Energy Corporation, a Delaware corporation ("Vulcan Energy," and collectively, the "Reporting Persons") which is successor by merger to Plains Holdings II Inc., a Delaware corporation which was successor by merger to Plains Holdings Inc., a Delaware corporation which was successor by merger to Plains Resources Inc., a Delaware corporation, with respect to the Common Units of Plains All American Pipeline, L.P. (the "Issuer"), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 9, 2005, a copy of which is attached hereto as Exhibit 99(b). Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 2.  Identity and Background

Item 2 is amended and restated in its entirety as follows:

a.       Paul G. Allen

         Paul G. Allen is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen owns approximately 91.11% of the outstanding common stock of Vulcan Energy. Mr. Allen is the sole stockholder and a director of Vulcan Capital Inc. Mr. Allen is a citizen of the United States.

         During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

b.       David N. Capobianco

         David N. Capobianco is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Capobianco is the Chairman of the Board and Vice President of Vulcan Energy and the President and a director of Vulcan Energy GP. Mr. Capobianco is a citizen of the United States.

         During the last five years, Mr. Capobianco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

c.       Vulcan Capital Private Equity Inc.

         Vulcan Capital Inc. is a corporation formed under the laws of the state of Delaware and was formed for the purpose of managing Vulcan Capital Private Equity Management I LLC ("Vulcan Capital Management"), a Delaware limited liability company and the manager of Vulcan Capital LLC, which holds 1,298,280 Common Units of the Issuer. Vulcan Capital Inc. is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan Capital Inc.'s directors are Mr. Allen and Ms. Patton. Vulcan Capital Inc.'s executive officers are:

Name                               Office

Jo Allen Patton                    President and Chief Executive Officer
Lance Conn                         Vice President
Joseph D. Franzi                   Vice President
Nathanial T. Brown                 Vice President, Treasurer and Secretary

         The principal business address of each of the directors and executive officers of Vulcan Capital Inc. is: Vulcan Capital Private Equity Inc., 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

         None of Vulcan Capital Inc.'s nor, to Vulcan Capital Inc.'s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the knowledge of Vulcan Capital Inc., each of Vulcan Capital Inc.'s directors and executive officers is a citizen of the United States.

d.       Vulcan Capital Private Equity I LLC

         Vulcan Capital LLC is a limited liability company formed under the laws of the state of Delaware and holds 1,298,280 Class C Common Units of the Issuer, which have converted into Common Units of the Issuer (see Item 4 below). Vulcan Capital LLC's manager is Vulcan Capital Management, the managing member of which is Vulcan Capital Inc. Vulcan Capital LLC and Vulcan Management LLC are located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

         Neither Vulcan Capital LLC nor, to Vulcan Capital LLC's knowledge, Vulcan Capital Management have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.       Vulcan Energy Corporation

         Vulcan Energy is a corporation formed under the laws of the state of Delaware and was formed for the purpose of engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations. Vulcan Energy is located at 700 Louisiana, Suite 4150, Houston, Texas 77002. Vulcan Energy is the sole stockholder of Vulcan Energy GP Holdings Inc., a Delaware corporation ("Vulcan Energy GP"). Vulcan Energy's directors are Hoon Cho, Gregory P. Landis, David
N. Capobianco, James C. Flores and John T. Raymond. Vulcan Energy's executive officers are:


Name                                  Office

David N. Capobianco                   Chairman of the Board and Vice President
Nathanial T. Brown                    Vice President and CFO
Navin Thukkaram                       Corporate Secretary

         The principal business address of Mr. Flores is: P.O. Box 1083, Houston, Texas 77251-1083. The principal business address of Mr. Raymond is:
700 Louisiana, Suite 4150, Houston, Texas 77002. The principal business address of each of the other executive officers and of the directors is: 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

         None of Vulcan Energy nor, to Vulcan Energy's knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the knowledge of Vulcan Energy, each of Vulcan Energy's directors and executive officers is a citizen of the United States.


Item 4. Purpose of Transaction

         Item 4 is hereby amended to add the following paragraph to the end of
Item 4:

         On August 12, 2005, Vulcan Energy GP purchased from Sable Investments, L.P. its 10.3210% interest in Plains All American GP LLC ("PAA GP"), a Delaware limited liability company and the general partner of Plains AAP, L.P., a Delaware limited partnership and the general partner of the Issuer ("Plains AAP"), and 10.2178% interest in Plains AAP (the "Sable PAA Interests") for an aggregate purchase price of US$44,163,016. As a result, Vulcan Energy owns 53.7778% of the limited partnership interests of Plains AAP and 54.3210% of the limited liability company interests in PAA GP. In connection with the purchase of the Sable GP Interests, Vulcan Energy GP entered into a voting agreement (the "Excess Interests Voting Agreement") with PAA GP, pursuant to which Vulcan Energy GP agreed that, with respect to any action taken with respect to election or removal of an independent director of PAA GP, Vulcan Energy GP will vote all of its interest in PAA GP in excess of 49.9% in the same way and proportionate to the votes of all membership interests in PAA GP other than Vulcan Energy GP's. Vulcan Energy GP has the right at any time to give notice of termination of the Excess Interests Voting Agreement. The time between notice and termination depends on the circumstances, but would never be longer than one year.The summary description contained in this Item 4 of the Excess Interests Voting Agreement is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibit 99(a) and incorporated by reference herein.

Item 5.  Interest in Securities of Issuer

         Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2004, as of May 2, 2005, there were issued and outstanding 67,868,108 Common Units. As of August 12, 2005, the aggregate number and percentage of Common Units of the Issuer beneficially owned by the Reporting Persons is 13,688,400 Common Units, or 20.17%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person. This number of units includes the following:

         (a) Mr. Allen does not own any Common Units. Mr. Allen owns 1,767,592.4 shares of Class A Common Stock of Vulcan Energy, or approximately 88.38% of the outstanding shares of Vulcan Energy common stock (91.11% of the outstanding unrestricted shares of Vulcan Energy common stock). Mr. Allen is the sole stockholder of Vulcan Capital Inc.

         (b) Vulcan Capital Inc. does not own any Common Units. Vulcan Capital Inc. is the managing member of Vulcan Capital Management, which is the manager of Vulcan Capital LLC.

         (c) Vulcan Capital LLC owns a total of 1,298,280 Common Units (representing 1.91% of the total outstanding Common Units).

         (d) Vulcan Energy owns a total of 12,390,120 Common Units (representing 18.26% of the total outstanding Common Units).

         (f) David Capobianco does not own any Common Units. Mr. Capobianco owns a minority indirect ownership interest in Vulcan Capital LLC and has an indirect right to receive a performance-based fee based on the performance of Vulcan Capital LLC's holdings, including its Common Units. Mr. Capobianco also has the right to receive a performance-based fee based on the performance of the holdings of Vulcan Energy, including the Common Units indirectly held by Vulcan Energy. Mr. Capobianco has neither the power to vote nor to dispose of the Issuer securities held by Vulcan Capital LLC or Vulcan Energy and disclaims beneficial ownership of such securities.

         Each Reporting Person and, to such Reporting Person's knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

         Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 9, 2005, a copy of which is attached hereto as Exhibit 99(b). Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         Please see Item 4 above.

Item 7. Material to be Filed as Exhibits

         99(a) Excess Interests Voting Agreement between Vulcan Energy GP Holdings Inc. and Plains All American GP LLC, dated August 12, 2005.

         99(b)    Joint Filing Agreement.

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2005


                                            /s/ W. Lance Conn
                                         ---------------------
                                         By:  W. Lance Conn
                                         As Attorney-in-fact for Paul G. Allen

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2005


                                              /s/ David N. Capobianco
                                          ---------------------------
                                          David N. Capobianco

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2005


                                      VULCAN CAPITAL PRIVATE EQUITY INC.


                                      By:      /s/ W. Lance Conn
                                             ---------------------
                                             Name:   W. Lance Conn
                                             Title:  Vice President

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2005


                                         VULCAN CAPITAL PRIVATE EQUITY I LLC

                                         By: Vulcan Capital Private Equity
                                             Management I LLC, its manager

                                         By: Vulcan Capital Private Equity Inc.,
                                             its managing member


                                         By:          /s/ W. Lance Conn
                                                  ---------------------
                                                  Name:   W. Lance Conn
                                                  Title:  Vice President

                                  SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2005


                                  VULCAN ENERGY CORPORATION


                                  By:       /s/ David N. Capobianco
                                        ---------------------------
                                        Name:   David N. Capobianco
                                        Title:  Vice President and Chairman

                                 Exhibit Index

         Name of Exhibit

         99(a) Excess Interests Voting Agreement between Vulcan Energy GP Holdings Inc. and Plains All American GP LLC, dated August 12 2005.

         99(b)    Joint Filing Agreement.

                                                                  Exhibit 99(a)

                       Excess Interests Voting Agreement
                       ---------------------------------




                        Vulcan Energy GP Holdings Inc.
                            505 Fifth Avenue South
                                   Suite 900
                           Seattle, Washington 98104

                                August 12, 2005


Plains All American GP LLC
333 Clay Street, Suite 1600
Houston, Texas 77002


Gentlemen:

                  Reference is made to the Amended and Restated Limited Liability Company Agreement of Plains All American GP LLC, dated as of June 8, 2001, as amended (the "LLC Agreement"). The undersigned has become the beneficial owner of more than 49.9% (a "Majority Holder") of the Membership Interests (as defined in the LLC Agreement) of Plains All American GP LLC, a Delaware limited liability company (the "Company"). Capitalized terms that are not otherwise defined herein shall have the meanings set forth in the LLC Agreement.

                  The undersigned hereby acknowledges its understanding that, pursuant to the terms of certain employment and incentive agreements between the Company and its employees, absent the execution and delivery of this letter agreement by the undersigned, the fact that the undersigned has become a Majority Holder would constitute a "change in control" for purposes of those employment and incentive agreements.

                  1. Subject to the terms and conditions of this letter agreement, during the term of this letter agreement, at each annual meeting of the Members, at each special meeting of the Members called for the purpose of electing Independent Directors, and in respect of any action by written consent to elect Independent Directors, the undersigned shall vote or cause to be voted the Excess Interests held by it and its affiliates in favor of the election of each nominee for Independent Director in the same proportion as all Membership Interests (other than those beneficially owned by the undersigned and its affiliates, including the Excess Interests) are voted with respect to such election. For the avoidance of doubt, for purposes of this letter agreement the term "Independent Director" shall not include any replacement Director who is to be elected by a Majority in Interest pursuant to the second sentence of Section 7.1(a)(iv) of the LLC Agreement. "Excess Interests" means, with respect to a particular election or removal of Independent Directors, an amount of Membership Interests equal to the amount, if any, by which the total Membership Interests beneficially owned by the undersigned and its affiliates and entitled to vote with respect to such election or removal of Independent Directors exceeds 49.9% of the outstanding Membership Interests that are entitled to vote with respect to such election or removal of Independent Directors.

                  2. Subject to the terms and conditions of this letter agreement, during the term of this letter agreement, at each special meeting of the Members called for the purpose of removing any Independent Director without Good Cause, and in connection with any action by the Members to remove any Independent Director without Good Cause, including without limitation pursuant to Section 7.1(a)(iii) of the LLC Agreement, the undersigned shall vote or cause to be voted the Excess Interests held by it and its affiliates in favor of or against the removal of such Independent Director in the same proportion as all Membership Interests (other than those beneficially owned by the undersigned and its affiliates, including the Excess Interests) are voted with respect to such removal. For the purposes of this letter agreement, the Members shall have "Good Cause" to remove or fail to reelect any Independent Director only upon such Independent Director's (i) engaging in gross misconduct, including without limitation any breach of his fiduciary duties,
(ii) violation of the Company's Code of Business Conduct (unless waived in accordance with the terms thereof), (iii) engaging in conduct which is demonstrably and materially injurious to the Company or to Rodeo, L.P. and its subsidiaries, taken as a whole, (iv) indictment for, or conviction of, a felony involving moral turpitude.

                  3. The undersigned agrees that it will not provide or promise any economic incentive or other consideration (including any concession or forbearance) directly or indirectly to any other member of the Company that has the intent or effect of terminating, obviating or circumventing this letter agreement; provided that for the avoidance of doubt, this paragraph 3 shall not be deemed to include routine conversations with other members of the Company regarding the Independent Directors or other matters where the undersigned attempts to persuade such other members to vote in a specified manner as long as the undersigned's solicitations do not involve the direct or indirect provision or promise of any economic incentives or other consideration

                  4. The term of this letter agreement shall commence on the date of this letter agreement and shall continue thereafter unless terminated by the undersigned pursuant to this Section 4. The undersigned shall be entitled to terminate this letter agreement at any time upon giving at least the applicable Minimum Required Notice (as defined below) in writing of such termination to the Company. Notwithstanding the foregoing, the undersigned shall be entitled to terminate this letter agreement at any time by giving written notice to the Company (which notice shall be effective immediately) upon and after the occurrence of any of the following circumstances: (a) the undersigned, as a result of an arm's length transaction with an unrelated third party, is no longer a Majority Holder, (b) both KAFU Holdings, L.P. and E-Holdings III, L.P., or any affiliate of any of the foregoing shall cease to be a Member, (c) any other Member shall be in breach of the LLC Agreement in any manner materially adverse to the undersigned, (d) the Persons who own the equity interests in the undersigned, or if the undersigned is controlled directly or indirectly by any other entity, the ultimate parent of the undersigned, as the case may be, on the date hereof cease to beneficially own, directly or indirectly, more than 50% of the equity interest in the undersigned or the ultimate parent entity, as the case may be, (e) Greg L. Armstrong shall cease to be the Chief Executive Officer of the Company, or (f) Harry N. Pefanis shall cease to be the President and Chief Operating Officer of the Company; provided, that (x) in the case of clause (b) above, to be effective such written notice must be given within 90 days of such Member ceasing to be a Member, and (y) in the case of either clause (e) or (f) above, to be effective such written notice must be given within 90 days of such officer ceasing to hold such position.

                  A "Distribution Shortfall" shall occur with respect to any Quarter if the aggregate amount of cash distributed by Rodeo, L.P. in respect of each Common Unit (as defined in the Rodeo L.P. Partnership Agreement) with respect to such Quarter (as defined in the Rodeo L.P. Partnership Agreement) is less than the aggregate amount of cash distributed by Rodeo, L.P. in respect of each Common Unit with respect to the immediately preceding Quarter.

                  "Minimum Required Notice" means, with respect to a particular termination notice, one year prior written notice; provided, however, that if there shall occur a Distribution Shortfall during any Quarter when the Minimum Required Notice period is one year (the "Triggering Quarter"), then the "Minimum Required Notice" with respect to a termination notice given in any subsequent Quarter shall be (i) 180 days prior written notice if such termination notice is given during the first such subsequent Quarter (the "First Adjusted Quarter"), (ii) 90 days prior written notice if such termination notice is given during the second Quarter immediately following the Triggering Quarter (the "Second Adjusted Quarter"); and
         (iii) 30 days prior written notice if such termination notice is given during the third Quarter immediately following the Triggering Quarter (the "Third Adjusted Quarter") or any subsequent Quarter, except that

                           (1) if there shall have been no Distribution
                  Shortfall during the First Adjusted Quarter, the "Minimum Required Notice" period shall be 180 days with respect to any termination notice given during the Second Adjusted Quarter,

                           (2) if there shall have been no Distribution
                  Shortfall during either the First Adjusted Quarter or the Second Adjusted Quarter, the "Minimum Required Notice" period shall be one year with respect to any Quarter following the Second Adjusted Quarter (subject to the application of this proviso to any subsequent Quarter in the event of a subsequent Distribution Shortfall),

                           (3) if there shall have been a Distribution
                  Shortfall in the First Adjusted Quarter and (x) no Distribution Shortfall during the Second Adjusted Quarter, the "Minimum Required Notice" period shall be 90 days with respect to any termination notice given during the Third Adjusted Quarter, (y) no Distribution Shortfall during the Second Adjusted Quarter or the Third Adjusted Quarter, the "Minimum Required Notice" period shall be 90 days with respect to any termination notice given during the Quarter immediately following the Third Adjusted Quarter (the "Fourth Adjusted Quarter"), and (z) no Distribution Shortfall during the Second Adjusted Quarter, the Third Adjusted Quarter or the Fourth Adjusted Quarter, the "Minimum Required Notice" period shall be one year with respect to any Quarter following the Fourth Adjusted Quarter (subject to the application of this proviso to any subsequent Quarter in the event of a subsequent Distribution Shortfall), and

                           (4) thereafter, if there shall have been four
                  consecutive Quarters without a Distribution Shortfall, the "Minimum Required Notice" period shall be one year with respect to any Quarter following the fourth of such consecutive Quarters (subject to the application of this proviso to any subsequent Quarter in the event of a subsequent Distribution Shortfall).

                  5. Except to the extent specifically set forth above, nothing contained herein shall be deemed to modify, supersede or in any manner limit any rights of the undersigned under the LLC Agreement, including without limitation, any rights of the undersigned to designate a Director pursuant to
Section 7.1(a)(ii) of the LLC Agreement, or to remove any such designated Director pursuant to Section 7.1(a)(iii) of the LLC Agreement. Nothing contained herein shall be deemed to modify, supersede or in any manner limit any rights of the undersigned under the Partnership Agreement or the Rodeo, L.P. Partnership Agreement.

                  6. This letter agreement is to be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

                  7. The undersigned signs solely in his, her or its individual capacity with respect to his, her or its beneficial ownership of Membership Interests and makes no agreement or understanding herein in any other capacity, including his, her or its capacity as a director of the Company.

                  8. This letter agreement may be executed in two or more counterparts, each of which shall be considered an original but all of which together shall constitute the same instrument.

                  9. This letter agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the undersigned and the Company, or any of them, with respect to the subject matter hereof.

                  10. This letter agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the undersigned and the Company.

                  11. This letter agreement shall not be assigned by the Company by operation of law or otherwise without the prior written consent of the undersigned.

                  12. This letter agreement shall be binding upon and inure solely to the benefit of each party to this letter agreement and their permitted assignees, and nothing in this letter agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this letter agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this letter agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any Affiliate of any party to this letter agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this letter agreement and their respective Affiliates shall have any liability or obligation arising under this letter agreement.

                  13. The undersigned acknowledges and agrees that the Company could not be made whole by monetary damages in the event of any default by the undersigned of the terms and conditions set forth in this letter agreement. It is accordingly agreed and understood that the Company, in addition to any other remedy that it may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or in any state having appropriate jurisdiction.

                               Very truly yours,

                               VULCAN ENERGY GP HOLDINGS INC.


                               By:      /s/  David N. Capobianco
                                  --------------------------------
                                    Name: David N. Capobianco
                                    Title: President


Agreed and accepted as of
this 12th day of August, 2005:

PLAINS ALL AMERICAN GP LLC


By:      /s/ Tim Moore
    ------------------------
    Name: Tim Moore
    Title: Vice President

                                                                  Exhibit 99(b)

                            Joint Filing Statement
                            ----------------------
                         Pursuant to Rule 13d-1(k)(1)

         The undersigned acknowledge and agree that the foregoing Statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  September 9, 2005



                                               /s/ W. Lance Conn
                                           ---------------------
                                           By:  W. Lance Conn
                                           As Attorney-in-fact for Paul G.
                                           Allen


                                               /s/ David N. Capobianco
                                           ---------------------------
                                           David N. Capobianco


                                           VULCAN CAPITAL PRIVATE EQUITY INC.


                                           By:          /s/ W. Lance Conn
                                                    ---------------------
                                                    Name:    W. Lance Conn
                                                    Title:   Vice President


                                           VULCAN CAPITAL PRIVATE EQUITY I LLC

                                           By: Vulcan Capital Private Equity
                                               Management I LLC, its manager

                                           By: Vulcan Capital Private Equity
                                               Inc., its managing member


                                           By:          /s/ W. Lance Conn
                                                    ---------------------
                                                    Name:   W. Lance Conn
                                                    Title:  Vice President

                                           VULCAN ENERGY CORPORATION


                                           By:          /s/ David N. Capobianco
                                                    ---------------------------
                                                    Name:    David N. Capobianco
                                                    Title:   Vice President
                                                             and Chairman